GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

July 23, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Genesis Energy, L.P.

Amendment No. 1 to Registration Statement on Form S-3

Filed June 27, 2014

File No. 333-195858

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 10, 2014 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment. We are concurrently filing Amendment No. 2 to the Form S-3 (“Amendment No. 2”), which incorporates the revisions discussed below.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

Amendment No. 1 to Registration Statement on Form S-3

Legality Opinions filed as Exhibit 5.1, 5.2, and 5.3

1.	Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

Response: Revised opinions have been filed as Exhibits 5.1, 5.2 and 5.3 to Amendment No. 2.

H. Roger Schwall

July 23, 2014

2.	We note your response to prior comment 3 from our letter to you dated June 4, 2014. Insofar as none of your opinions of counsel directly opines on whether the guarantees are binding obligations of Genesis Pipeline Alabama, LLC; Red River Terminals, L.L.C.; or TDC, L.L.C., please obtain opinions which clarify the issue for each entity. For example, the revised opinion filed as exhibit 5.1 explicitly limits the scope of the opinion to the identified jurisdictions, which do not include Alabama or Louisiana. Note that the last paragraph of Section II.B.1.e of SLB 19 provides in part that “the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

Response: A revised opinion has been filed as Exhibit 5.1 to Amendment No. 2. The revised opinion filed as Exhibit 5.1 to Amendment No. 2, among other things, states that the laws of the State of Alabama and the State of Louisiana were considered. The legal counsel opinions filed as Exhibits 5.2 and 5.3 to Amendment No. 2 provide opinions that the Alabama and Louisiana guarantors are validly existing, have the power to create the relevant obligation and will have taken the required steps to authorize the relevant obligation under the laws of the State of Alabama and the State of Louisiana (the “Local Law Matters”). In turn, primary counsel has assumed those Local Law Matters in its opinion filed as Exhibit 5.1 to Amendment No. 2.

3.	After listing three items, counsel indicates in the first full paragraph on page 3 that the opinion filed as exhibit 5.2 is limited to the “four specific matters set out above.” Please obtain and file an opinion which does not retain this ambiguity.

Response: A revised opinion referring to the “three specific matters set out above” has replaced the above language in the updated Exhibit 5.2 to Amendment No. 2.

4.	We reissue our prior comment 5, as it does not appear that counsel made any revisions to subparagraphs (A)(v)(a) and (A)(v)(b) of the opinion filed as exhibit 5.3.

Response: Revised opinions have been filed as Exhibits 5.1 and 5.3 to Amendment No. 2. The revised Exhibits 5.1 and 5.3 to Amendment No. 2 state that the respective obligors in each opinion specifically being addressed “will continue to be validly existing” and “will continue to have the necessary . . . power.”

H. Roger Schwall

July 23, 2014

Signature Page

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

Sincerely, Genesis Energy, L.P.

By:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP